UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

IMH FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

449686 500
(CUSIP Number)

Michael Lees
JPMorgan Chase &Co.
270 Park Avenue
New York, NY 10017
(212) 270-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
____________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449686 500

1	NAMES OF REPORTING PERSONS JPMorgan Chase & Co.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
13-2624438

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,948,089 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,948,089 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,948,089 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.24% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

(1)
Consists of shares of the Issuer’s common stock issuable upon conversion of 5,595,148 shares of Series B-2 Cumulative Convertible Preferred Stock and 2,352,941 shares of Series B-3 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc. Excludes 600,000 shares of Issuer’s common stock issuable upon exercise of a warrant issued to JPMorgan Chase Funding Inc. on February 9, 2018, which warrant by its terms may not be exercised prior to February 9, 2021.

(2)
The percentage reflected is based on (i) 16,704,243 outstanding common shares (including Issuer’s Common Stock, Class B-1 Common Stock, Class B-2 Common Stock, Class B-3 Common Stock, Class B-4 Common Stock and Class C Common Stock), as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed with the Securities and Exchange Commission on May 15, 2018, plus (ii) 5,595,148 shares of Common Stock issuable upon conversion of the Series B-2 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc., plus (iii) 2,352,941 shares of Common Stock issuable upon conversion of the Series B-3 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc.

CUSIP No. 449686 50

1	NAMES OF REPORTING PERSONS JPMorgan Chase Funding Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
13-3471824

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,948,089 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,948,089 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,948,089 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.24% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Consists of shares of the Issuer’s common stock issuable upon conversion of 5,595,148 shares of Series B-2 Cumulative Convertible Preferred Stock and 2,352,941 shares of Series B-3 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc. Excludes 600,000 shares of Issuer’s common stock issuable upon exercise of a warrant issued to JPMorgan Chase Funding Inc. on February 9, 2018, which warrant by its terms may not be exercised prior to February 9, 2021.

(2)
The percentage reflected is based on (i) 16,704,243 outstanding common shares (including Issuer’s Common Stock, Class B-1 Common Stock, Class B-2 Common Stock, Class B-3 Common Stock, Class B-4 Common Stock and Class C Common Stock), as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed with the Securities and Exchange Commission on May 15, 2018, plus (ii) 5,595,148 shares of Common Stock issuable upon conversion of the Series B-2 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc., plus (iii) 2,352,941 shares of Common Stock issuable upon conversion of the Series B-3 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc.

This Amendment No. 2 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on April 21, 2017 (the “Original Schedule 13D”) and amended by Amendment No. 1 thereto (together with the Original Schedule 13D and this Amendment No. 2, this “Schedule 13D”) by JPMorgan Chase & Co., a Delaware corporation (“JPMorgan Chase”), on behalf of itself and its wholly owned indirect subsidiary, JPMorgan Chase Funding Inc., a Delaware corporation (“JPM Funding”, and together with JPMorgan Chase, the “Filing Parties”) pursuant to a Joint Filing Agreement, dated as of April 21, 2017, a copy of which is filed as Exhibit 99.1 to the Original Schedule 13D. The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.
Item 2. Identity and Background.
Item 2 of this Schedule 13D is hereby amended by deleting Schedule I in its entirety and replacing it with Schedule I to this Amendment No. 2.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of this Schedule 13D is hereby amended to add the following information:
On May 31, 2018, (the “Series A Issue Date”) JPM Funding purchased from the Issuer 22,000 shares (the “Series A Preferred Shares”) of the Issuer’s Series A Senior Perpetual Preferred Stock, par value $0.01 (the “Series A Preferred Stock”) pursuant to that certain Series A Senior Perpetual Preferred Stock Subscription Agreement, dated May 31, 2018 (the “Series A  Subscription Agreement”), between the Issuer and JPM Funding for a per share price of $1,000 (the “Face Value”) and an aggregate purchase price of $22,000,000 paid out of working capital.
In connection with the consummation of the transactions contemplated by the Series A Subscription Agreement, the Issuer’s Board approved, and the Issuer adopted and on May 31, 2018 filed with Secretary of State of the State of Delaware, the Certificate of Designation of Series A Senior Perpetual Preferred Stock (“Series A Certificate of Designation”) a copy of which is filed as Exhibit 1 hereto.

Item 4. Purpose of Transaction.
Item 4 of this Schedule 13D is hereby amended to add the following information:
General
JPM Funding acquired the Series A Preferred Shares, and the Filing Parties may therefore be deemed to have acquired additional securities of the issuer, for investment purposes in the ordinary course of business pursuant to the Series A Subscription Agreement.

The transactions contemplated by the Series A Subscription Agreement will result, or have resulted, in certain actions specified in Items 4(a) and (g) of Schedule 13D, including changes in the Issuer’s charter. Except as otherwise provided herein in connection with the transactions contemplated by the Series A Subscription Agreement, the Filing Parties currently have no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Ranking and Dividends
The Series A Certificate of Designation provides that, with respect to dividend and redemption rights and rights upon liquidation, dissolution or winding up of the Issuer, Series A Preferred Stock will rank senior to all classes or series of shares of preferred stock and of common stock of the Issuer and to all other equity securities issued by the Issuer from time to time (collectively, the “Junior Securities”). The Series A Certificate of Designation further provides that, so long as there are at least 11,000 shares of the Series A Preferred Stock outstanding, consent of the holders of a majority of the outstanding shares of Series A Preferred Stock shall be required to authorize or create any new class or series of equity securities senior to or on a parity with the Series A Preferred Stock with respect to dividends or liquidation or to alter the Issuer’s certificate of incorporation or bylaws to the extent such alteration would adversely alter the rights, preferences, privileges or powers of or restrictions on the Series A Preferred Stock.
The Series A Certificate of Designation provides that each holder of a share of Series A Preferred Stock (a “Series A Holder”) will be entitled to receive cumulative preferential cash dividends out of funds legally available therefor at the rate of 7.5% per annum of the Face Value.  Each corporate holder of a share of Series A Preferred Stock will also be entitled to receive distributions intended to compensate such corporate holder for the additional income tax it will pay on the dividends if the Issuer does not have adequate tax earnings and profits at the time it pays the dividends.
No Voting Rights
The Series A Preferred Stock is not entitled to vote on any matter submitted to the stockholders of the Issuer for a vote.
Liquidation Preference
Upon any liquidation of the Issuer, certain change in control transactions or a sale of all or substantially all of the Issuer’s assets, the Series A Holders are entitled to be paid, or have the Issuer declare and set aside for payment, out of the assets legally available for distribution to its shareholders, a liquidation preference equal to the sum of the Face Value and all accrued and unpaid dividends thereon through and including the date of payment, before any distribution of assets is made to holders of any Junior Securities.
Redemption; Put Right

The Series A Certificate of Designation provides that, at any time on or after the 5th anniversary of the Series A Issue Date, (i) the Issuer may redeem all but not less than all shares of Series A Preferred Stock upon 60 days’ prior written notice to the Series A Holders, for a redemption price equal to the Face Value per share plus all accrued and unpaid dividends, and (ii) each Series A Holder may require the Issuer to redeem (the “Put Right”) all but not less than all of such Series A Holder’s shares of Series A Preferred Stock for a redemption price equal to the Face Value per share plus all accrued and unpaid dividends on such shares.

If the Issuer is required to redeem any shares of the Junior Securities by the terms of its (i) certificate of incorporation, (ii) the Restated Certificate of Designation as demanded by the Required Holders following a Noncompliance Event or (iii) the Second Restated Investment Agreement (each, a “Put Acceleration Event”), the right of each Series A Holder to exercise the Put Right will be effective as of the date such Put Acceleration Event occurs.
Item 5. Interest in Securities of the Issuer.
Item 5 of this Schedule 13D is hereby amended by deleting the section in its entirety and replacing it with the following:
The information set forth in Items 2, 4 and 6 is incorporated herein by reference.
(a) and (b)
The Issuer reported in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 that as of May 15, 2018, there were outstanding 1,510,181 shares of Common Stock, 3,491,758 shares of Class B-1 Common Stock, 3,492,954 shares of Class B-2 Common Stock, 7,159,759 shares of Class B-3 Common Stock, 313,790 shares of Class B-4 Common Stock and 735,801 shares of Class C Common Stock, 2,604,852 shares of Series B-1 Preferred Stock, 5,595,148 shares of Series B-2 Preferred Stock and 2,352,941 shares of Series B-3 Preferred Stock, all of which were collectively convertible into 27,257,184 outstanding common shares as of such date. Based on the foregoing, and assuming conversion of the B-2 Preferred Shares and the B-3 Preferred Shares but not the B-1 Preferred Shares, 7,948,089 shares of common stock, consisting entirely of shares of Common Stock issuable upon conversion of the B-2 Preferred Shares and the B-3 Preferred Shares (and excluding all shares of common stock issuable upon exercise of the Warrant), that each Filing Party may be deemed to beneficially own represent approximately 32.24% of the common stock outstanding as of the date hereof, and Filing Party may be deemed to share the power to dispose, or direct the disposition of, and to vote, or direct the voting of, such Conversion Shares.
(c) Except as set forth in Item 3, no Filing Party has effected any transaction in the common stock during the past 60 days.
(d) No other person is known to the Filing Parties to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Conversion Shares covered by this Schedule 13D.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of this Schedule 13D is hereby amended to add the following information:
Second Restated Investment Agreement
On May 31, 2018, the Issuer, JPM Funding and the Juniper Entities entered into the Second Amended and Restated Investment Agreement, dated as of May 31, 2018 (the “Second Restated Investment Agreement”), a copy of which is filed as Exhibit 3 hereto, that amends the Restated Investment Agreement to include a new Section 5.1 whereby the Juniper Entities have granted to JPM Funding a right to purchase all but not less than all shares of Series B-1 Shares held by the Juniper Entities upon the occurrence of certain events which may require the Issuer to liquidate as provided in Section 4(e) of the Restated Certificate of Designation.
The Series A Subscription Agreement and the Second Restated Investment Agreement are filed as Exhibits 2 and 3, respectively, to this Amendment No. 2 to Schedule 13D.  The summary contained herein of each such agreement is qualified in its entirety by reference to the full text of each such agreement.
 Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Certificate of Designation of Series A Senior Perpetual Preferred Stock (incorporated by reference to Exhibit 3.1 to IMH Financial Corporation’s Current Report on Form 8-K on June 4, 2018).

2
Series A Senior Perpetual Preferred Stock Subscription Agreement by and between IMH Financial Corporation and JPMorgan Chase Funding Inc. dated May 31, 2018 (incorporated by reference to Exhibit 10.1 to IMH Financial Corporation’s Current Report on Form 8-K on June 4, 2018).

3
Second Amended and Restated Investment Agreement by and among IMH Financial Corporation, JPMorgan Chase Funding Inc., JCP Realty Partners, LLC, and Juniper NVM, LLC dated May 31, 2018 (incorporated by reference to Exhibit 10.2 to IMH Financial Corporation’s Current Report on Form 8-K on June 4, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2018

JPMorgan Chase & Co.

By:	/s/ Michael T. Lees
	Name:	Michael T. Lees
	Title:	Executive Director

JPMorgan Chase Funding Inc.

By:	/s/ Chad Parson
	Name:	Chad Parson
	Title:	Managing Director

SCHEDULE I

Directors and Executive Officers of the Filing Parties

Set forth below is the name and present principal occupation or employment of each director and executive officer of JPMorgan Chase & Co. and JPMorgan Chase Funding Inc. The business address of each of the directors and executive officers is c/o JPMorgan Chase & Co, 270 Park Avenue, New York, NY, 10017, except for as follows: the business address for Patrick Dempsey is 383 Madison Avenue, New York, NY, 10179; the business address for James M. Collins is 4 New York Plaza, New York, NY, 10004; the business address for Daniel E. Pinto is 25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom; the business address for Peter Scher is 601 Pennsylvania Avenue NW - North, Washington, DC, 20004. Each person listed below is a citizen of the United States, except Daniel Pinto is a citizen of Argentina, Ashley Bacon is a citizen of the United Kingdom, and Abhishek Sachdev is a citizen of India.

Directors and Executive Officers of JPMorgan Chase & Co.

Name	Present Principal Occupation

Linda B. Bammann	Director of JPMorgan Chase & Co. and Retired Deputy Head of Risk Management of JPMorgan Chase & Co.
James A. Bell	Director of JPMorgan Chase & Co. and Retired Executive Vice President of the Boeing Company
Mellody Hobson	Director of JPMorgan Chase & Co. and President of Ariel Investments, LLC
Stephen B. Burke	Director of JPMorgan Chase & Co. and Chief Executive Officer of NBCUniversal, LLC
Todd A. Combs	Director of JPMorgan Chase & Co. and Investment Officer of Berkshire Hathaway Inc.
James S. Crown	Director of JPMorgan Chase & Co. and President of Henry Crown and Company
Timothy P. Flynn	Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of KPMG
Laban P Jackson, Jr.	Director of JPMorgan Chase & Co. and Chairman and Chief Executive Officer of Clear Creek Properties, Inc.
Michael A. Neal	Director of JPMorgan Chase & Co. and Retired Vice Chairman of General Electric Company and Retired Chairman and Chief Executive Officer GE Capital
Lee R. Raymond	Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of Exxon Mobil Corporation
William C. Weldon	Director of JPMorgan Chase & Co. and Retired Chairman and CEO of Johnson & Johnson
James Dimon	Chairman of the Board and Chief Executive Officer
Ashley Bacon	Chief Risk Officer
Robin Leopold	Head of Human Resources
Mary Callahan Erdoes	Chief Executive Officer of Asset & Wealth Management
Stacey Friedman	General Counsel
Marianne Lake	Chief Financial Officer
Douglas B. Petno	Chief Executive Officer of Commercial Banking
Daniel E. Pinto	Co-President, Co-Chief Operating Officer and Chief Executive Officer of the Corporate & Investment Bank
Gordon A. Smith	Co-President, Co-Chief Operating Officer and Chief Executive Officer of Consumer & Community Banking
Peter Scher	Head of Corporate Responsibility
Lori Beer	Chief Information Officer

Directors and Executive Officers of JPMorgan Chase Funding Inc.

Name	Present Principal Occupation

Patrick Dempsey	Chairman, President and Director
James M. Collins	Chief Financial Officer
Kathleen A Juhase	Chief Legal Officer
Abhishek Sachdev	Director
Marie A Nourie	Director